CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

October 14, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Solana ETF
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-280517
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Solana ETF (the “Trust”), we transmit for filing under the Securities Act of 1933, as amended, the Trust’s Amendment No. 5 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) relating to the initial public offering of the Trust's shares. The Trust is filing the Amended Registration Statement to (i) revise to include various blanks and omitted information, (ii) file certain exhibits to the Amended Registration Statement, and (iii) include an updated statement of assets and liabilities of the Trust as of September 24, 2025.
Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
October 14, 2025

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP